EXHIBIT 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated December 14, 2006, relating to the consolidated financial statements of Starbucks Corporation (which report expresses an unqualified opinion and includes explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, and the adoption of Financial Accounting Standards Board Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations — an interpretation of FASB Statement No. 143) and report of management on the effectiveness of internal control over financial reporting, appearing in the Annual Report on Form 10-K together with Amendment No. 1 on Form 10-K/A of Starbucks Corporation for the year ended October 1, 2006.
/s/ Deloitte & Touche LLP
Seattle, Washington
May 10, 2007